UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No            X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                         No            X

Voluntary Takeover Bid to acquire Garanti BBVA’s minorities November 15th, 2021

2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarized information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

3

Voluntary Cash Takeover Bid to acquire Garanti BBVA minorities

- Voluntary Takeover Bid (VTB) for up to 50.15% of Garanti BBVA shares currently not owned by BBVA
- VTB to begin after regulatory approvals have been obtained, expected to close in Q1 2022
- The offer is subject to no conditionality and BBVA will be satisfied with any resulting level of ownership
- In the event that the 50% ownership threshold is surpassed, BBVA will be able to increase its stake in the future without the need to launch an additional takeover bid

TRANSACTION TERMS AND SUMMARY OF IMPACTS

PRICE PER SHARE (TRY)[1]	12.20
P/ E '22e	3.6x
P/ TBV Sep 21	0.7x
BBVA GROUP SHAREHOLDERS' EXPECTED IMPACTS (%)[2]	
EPS '22e[3] accretion	+13.7%
TBV Sep 21 accretion	+2.3%
Maximum CET1 FL consumption Sep 21 pro-forma (bps)[4]	-46 bps
GARANTI BBVA SHAREHOLDERS' OFFERED PREMIUM (%)	
VWAP[5] 6M	34%
VWAP[5] 1M	24%
Last Closing (11/12/2021)	15%

(1) All references to shares shall be deemed made to lots of 100 shares, which is the trading unit at Borsa Istanbul (2) Considering the maximum 50.15% take-up (3) The impact on earnings per share for 2022 was made taking into consideration for Garanti BBVA the Bloomberg consensus estimates of net income amounting to 14,276 million Turkish Lira and for BBVA the company gathered consensus estimates of net income amounting to 4,052 million Euro. The exchange rate applied was 12.91 Turkish Lira per Euro as per the average of FX forward curve for 2022 as of November, 12, 2021 (4) CET1 FL pro-forma Sep 21 post share buyback (5) Volume weighted average price

4 The transaction creates significant value for BBVA shareholders VALUE UNLOCKED DUE TO INEFFICIENT SIGNIFICANT EPS AND TBV/ SHARE ACCRETION TREATMENT OF MINORITIES ON CET1 PURCHASE PRICE VS. CET1 IMPACT IMPACTS (BILLION EUROS; CONSIDERING THE (CONSIDERING THE MAXIMUM 50.15% TAKE-UP) MAXIMUM 50.15% TAKE-UP) CET1 46 2.2 (Sep 21 pro-forma)1 - BPS 1.4 EPS ’22e2 +13.7% PURCHASE PRICE CET1 IMPACT TBV (Sep 21) +2.3% Currently only c.70% of the capital provided by minorities is eligible for (1) CET1 FL pro-forma Sep 21 after share buyback (2) The impact on earnings per share for 2022 was made taking into consideration for Garanti BBVA the Bloomberg consensus estimates of net computation in CET1 income amounting to 14,276 million Turkish Lira and for BBVA the company gathered consensus estimates of net income amounting to 4,052 million Euro. The exchange rate applied was 12.91 Turkish Lira per Euro as per the average of FX forward curve for 2022 as of November, 12, 2021

5 Turkey: a country with strong fundamentals and long-term potential despite short-term volatility HIGH POTENTIAL ECONOMIC GROWTH OUTSTANDING DEMOGRAPHICS GDP GROWTH MEDIAN AGE (PERCENTAGE) (2020) 2015-2021 CAGR Potential GDP growth 43 4.5 32 3.5 1.8 1.6 TURKEY EU-15 TURKEY EU-15 TURKEY EU-15 MANUFACTURING HUB FOR EUROPE BANKING SECTOR WITH GREAT UPSIDE POTENTIAL EXPORTS BY DESTINATION HOUSEHOLD DEBT TO GDP CORPORATE DEBT TO GDP (PERCENTAGE, 2020) (PERCENTAGE, 2021 Q2) (PERCENTAGE, 2021 Q2) 122 of Turkish exports 69 69 60 56% had Europe as 31 destination in 2020 17 TURKEY EM EU-15 TURKEY EM EU-15 Source: BBVA Research. UN, Turkstat, BIS, Turkish Treasury, CBRT Financial Accounting Report. Note: Emerging Markets (EM) is a subset of countries in Eastern Europe, Latin America, Asia, and Mexico

6 Garanti BBVA: the best bank in Turkey LEADING MARKET SHARES THE MOST PROFITABLE BANK DIGITAL EDGE AND THE BEST CUSTOMER EXPERIENCE LOANS AND DEPOSITS MARKET PRE-PROVISION PROFIT/ AVG. SHARES, PRIVATE BANKS INTEREST EARNING ASSETS Mobile customers’(SEPTEMBER 2021) (PERCENTAGE, 9M 2021) 78 penetration % (SEP 2021) TL LOANS 20% (#1) 5.1 3.5 TL DEPOSITS 19% (#1) Digital Sales 83% (9M 2021 in units) PEERS AVG. PAYMENTS MARKET SHARES, PRIVATE BANKS NET PROMOTER SCORE AND (VOLUMES; 9M 2021) ROE BRAND POWER (PERCENTAGE, 9M 2021) (RANKING, JUNE 2021) ISSUING 24% (#1) 19.3 15.6 NPS RETAIL (#2) ACQUIRING 24% (#2) E-COMMERCE NPS SMEs (#1) 22% (#1) PEERS AVG. BRAND POWER ( 1 # ) The first and only bank in Turkey to join Net Zero Banking Alliance Note. Bank only BRSA local figures. Peer group: Akbank, Isbank, YKB. Source: BRSA.

7 Business model resilience even in a complex environment HIGH PRE-PROVISION PROFIT GENERATION CAPACITY SOUND RISK AND CAPITAL MANAGEMENT PRE-PROVISION PROFIT NPL RATIO1 COVERAGE RATIO1,2 (MILLION, CURRENT EUROS AND AS A % OVER RWAs) (PERCENTAGE, 9M 2021) (PERCENTAGE, SEP 2021) 4.7% 4.8% 5.2 77 69 4.2% 4.0 4.1% 3.6% 3.4% 3.1% 2.9% 2,612 2,654 3 PEERS AVG.3 2,519 2,544 PEERS AVG. 2,375 2,208 2,099 2,100 CAPITAL ADEQUACY RATIO1 (PERCENTAGE, 9M 2021) 15.7 12.1 2013 2014 2015 2016 2017 2018 2019 2020 MINIMUM REQUIREMENT (1) Bank only BRSA local figures. (2) coverage ratio adjusted by write-downs (3) Peer group : Akbank, Isbank, YKB. Source: BRSA

8 Turkey’s NAP contribution to BBVA increases from 14% to up to 25% with no impact on consolidated RWAs RWAs NET ATTRIBUTABLE PROFIT (PERCENTAGE; SEP 2021) (PERCENTAGE; 9M2021) 9.3 4.9 8.1 SPAIN 29.4 13.9 37.1 MEXICO PRE-VTB 14.0 TURKEY SOUTH AMERICA 18.8 REST 20.8 43.5 9.3 7.1 4.3 25.8 13.9 37.1 POST-VTB 24.6 18.8 20.8 38.1 BBVA’s multiple point of entry model limits downside risks Note: Net Attributable Profit after VTO assumes 100% of Garanti BBVA Net Attributable Profit. Phased-in RWAs. Excludes corporate center.

9 Attractive price for minority shareholders Premium GARANTI BBVA PRICE EVOLUTION1 2 VWAP 6M 34% (TURKISH LIRAS PER SHARE) VWAP2 1M 24% Last Closing (11/12/21) 15% 14 . OFFERED CASH PRICE TRY 12 20 12 10 8 6 4 2 -nov.-10 nov.-11 nov.-12 nov.-13 nov.-14 nov.-15 nov.-16 nov.-17 nov.-18 nov.-19 nov.-20 nov.-21 (1) Source: Bloomberg. (2) Volume weighted average price

10 Takeaways The transaction creates significant value for our shareholders, eliminates capital inefficiencies and it is aligned with BBVA’s strategy to grow in core markets Turkey is a country with strong fundamentals and long-term potential, despite short-term volatility Garanti BBVA is the best bank in the country, outperforming its peers in all key financial and risk metrics, with leading digital capabilities Garanti BBVA has been part of the BBVA Group for the past 11 years. Throughout this period, we have observed the resilience of Garanti BBVA’s business model and financials even in a complex environment Garanti BBVA is already fully integrated into our risk management framework BBVA’s offer provides an opportunity for current shareholders to sell at a very attractive premium

Voluntary Takeover Bid to acquire Garanti BBVA’s minorities November 15th, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: November 15, 2021
By: /s/ Victoria del Castillo Marchese
Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A